SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              and (Amendment No. 3)

                       UNITED ASSET MANAGEMENT CORPORATION
                                (Name of Issuer)

                      Common Stock, no par value per share
                         (Title of Class of Securities)

                                   909420 10 1
                                 (CUSIP Number)

                                D. Francis Finlay
                                  John P. Clay
                              c/o Clay Finlay Inc.
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 557-7022
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 2, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.|_|




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                                  SCHEDULE 13D


CUSIP No. 909420 10 1

1.     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       (a)    D. Francis Finlay
       (b)    John P. Clay

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a)    |X|
       (b)    |_|

3.     SEC USE ONLY

4.     SOURCE OF FUNDS
       OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       (a)    UK
       (b)    US

NUMBER                     7.     SOLE VOTING POWER
OF                                (a)    1,398,605
                                  (b)      792,200

SHARES                     8.     SHARED VOTING POWER
BENEFICIALLY                      (a)    -0-
                                  (b)    -0-

OWNED BY                   9.     SOLE DISPOSITIVE POWER
EACH                              (a)    1,398,605
                                  (b)      792,200

REPORTING           10.    SHARED DISPOSITIVE POWER
PERSON WITH                       (a)    -0-
                                  (b)    -0-

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  (a)    1,398,605
                                  (b)      792,200

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



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13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  (a)    2.14%
                                  (b)    1.21%

14.    TYPE OF REPORTING PERSON
                                  (a)    IN
                                  (b)    IN



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                                EXPLANATORY NOTE


         This Amendment No. 3 filed by the Reporting Persons further amends a report on Schedule 13D originally filed September 12, 1996 which was amended by Amendment No. 1 to such report filed November 19, 1996 and Amendment No. 2 to such report filed March 4, 1997. This Amendment No. 3 is being filed to, among other things, to reflect the fact that the Reporting Persons' holdings no longer aggregate more than 5% of the outstanding common stock, no par value (the "Common Stock"), of United Asset Management Corporation.

Item 1.           SECURITY AND ISSUER

         No change.


Item 2.           IDENTITY AND BACKGROUND

         No change.


Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No change.


Item 4.           PURPOSE OF TRANSACTION

         No change.


Item 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. Finlay beneficially owns an aggregate of 1,398,605 shares of Common Stock, such amount representing approximately 2.14% of the shares of Common Stock outstanding. Mr. Clay beneficially owns an aggregate of 792,200 shares of Common Stock, such amount representing approximately 1.21% of the shares of Common Stock outstanding.

         (b) Each of Messrs. Finlay and Clay holds sole power to vote and direct the disposition of all shares of Common Stock beneficially owned by each of them set forth in Item 5(a), respectively.

         (c) No transactions in the Common Stock were effected by the Reporting Persons during the past 60 days other than:

                  (i) Mr. Clay sold a total of 407,800 shares of Common Stock on the dates and at the prices set forth on Schedule A attached hereto. All such sales were effected in brokers' transactions as defined in Section 4(4) of the Securities Act of 1933.


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                  (ii) A trust of which the wife of Mr. Clay is the grantor sold
28,080 shares of Common Stock on September 16, 1998 at a price of $22.22 per share. Such sale was effected in a broker's transaction as defined in Section 4(4) of the Securities Act of 1933.

         (d)      Not applicable.

         (e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Common Stock on March 16, 1998.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         No change.


Item 7.           MATERIALS TO BE FILED AS EXHIBITS

         No change.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            /S/ D. FRANCIS FINLAY
                                            D. Francis Finlay


                                            /S/ JOHN P. CLAY
                                            John P. Clay

Date:    September 28, 1998


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                                   SCHEDULE A


       DATE     AMOUNT         PRICE

      9/1/98    15,000   $     21.4375

      9/1/98    24,300         21.5000

      9/1/98     5,700         21.5625

      9/1/98    16,000         21.6875

      9/1/98    30,000         21.6250

      9/1/98     1,700         21.7500

      9/2/98    10,000         21.4375

      9/2/98    10,000         21.3750

      9/2/98    15,000         21.5000

      9/2/98    40,000         21.5625

      9/2/98     5,000         21.7500

      9/2/98     5,000         21.8750

      9/2/98    10,000         22.0000

      9/2/98     5,300         22.0625

      9/2/98       100         22.2500

      9/8/98     4,700         22.0000

     9/10/98    74,500         20.1250

     9/10/98   125,500         20.1875

     9/16/98    10,000         23.0000

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